Exhibit 4.2.4

Private & Confidential

Dr Jerry Karabelas

129 Hodge Road

Princeton

New Jersey 08540-3013

USA

Dated as of 2nd February 2006

Dear Jerry

I am writing to set out the terms of your appointment as Non-Executive Chairman of SkyePharma PLC. It is agreed that this is a contract for services and is not a contract of employment.

Appointment

Your appointment as Non-Executive Chairman will be for a term of three years commencing on 2nd February 2006, unless otherwise terminated earlier by and at the discretion of either party upon one month’s written notice. Continuation of your contract of appointment is contingent on satisfactory performance and re-election at forthcoming AGMs.

Time commitment

We anticipate a significant time commitment which will normally include attendance at monthly board meetings, the AGM and at least one site visit per year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role.

Role

The Board of the Company as a whole is collectively responsible for the success of the company. The Board:

•                  provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•                  sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and

•                  sets the Company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the Company. In addition it is the responsibility of the Chairman to:

•                  run the Board and set its agenda. The agenda should take full account of the issues and the concerns of all Board members. Agendas should be forward looking and concentrate on strategic matters rather than formulaic approvals of proposals which can be subject to appropriate delegated powers to management;

•                  ensure that the members of the Board receive accurate, timely and clear information, in particular about the Company’s performance, to enable the Board to take sound decisions, monitor effectively and provide advice to promote the success of the Company;

•                  ensure effective communication with shareholders and ensure that the members of the Board develop an understanding of the views of the major investors;

•                  manage the Board to ensure that sufficient time if allowed for discussion of complex or contentious issues, where appropriate arranging for informal meetings beforehand to enable thorough preparation for the Board discussion. It is particularly important that Non-Executive Directors have sufficient time to consider critical issues and are not faced with unrealistic deadlines for decision-making;

•                  take the lead in providing a properly constructed induction for new directors that is comprehensive, formal and tailored, facilitated by the Company Secretary;

•                  take the lead in identifying and meeting the development needs of individual directors, with the Company Secretary having a key role in facilitating the process. It is the responsibility of the Chairman to address the development needs of the Board as a whole with a view to enhancing its overall effectiveness as a team;

•                  ensure that the performance of the individuals and of the Board as a whole and its committees is evaluated at least once a year; and

•                  encourage active engagement by all the members of the Board.

Fees

You will be paid a fee of £70,000 gross per annum which will be paid monthly in arrears and which will be subject to an annual review by the board.

The Company will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.

Outside interests

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Board and Company Secretary as soon as apparent.

Confidentiality

All information acquired during your tenure is confidential to the Company and should not be released, either during your appointment or following termination (by whatever means), to third parties without prior clearance from the Board.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Board or Company Secretary.

Insurance

The Company has directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. The current indemnity limit is £15 million.

Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director. Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company’s expense. The Company will reimburse the full cost of expenditure incurred in accordance with the schedule of Matters Reserved for the Main Board.

Please indicate your acceptance of these terms by signing and returning the enclosed copy of the letter.

Yours sincerely	Approved by